NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Bally Total Fitness Holding Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on June 8, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of not less than $75,000,000 and total stockholders' equity of not less than $75,000,000. The Company has also recently triggered the NYSE's continued listing standard for minimum share price, as the average closing price of its common stock is less than $1.00 over a consecutive 30 trading day period. In addition, the Company was under review by NYSE Regulation due to the delay in filing its December 31, 2006 Form 10-K with the SEC and the uncertainty regarding the timing for completion of this annual filing. The Company expects its Common Stock to be quoted on the Pink Sheets following suspension. 1. The Exchange's Listed Company Manual, Sections 802.01B and C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000; and average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on April 26, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on May 2, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on April 26, 2007. 3. Pursuant to the above authorization, a press release was issued on April 26, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on April 27, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on May 2, 2007. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the SEC that as a result of the above indicated conditions this security was suspended from trading on May 2, 2007.